SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: February 12, 2004	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Announces Q4 and Full Year Results

Revenues and Profits Significantly Increase From Prior Year

Oakville, Ontario, February 12, 2004 — Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces Q4 revenue of $21,984,054 and profits of $6,397,078 or $0.36 per fully diluted share ($0.27 US). Compared to the same quarter last year, the Company boosted its revenues and profits from $18,807,941 and $5,456,360 respectively as the Company’s treatment facilities continue to ramp up. Full year revenue of $69,806,526 and profits of $19,372,261 increased significantly from $48,103,845 and $12,542,851 respectively from the prior year. For the full year, revenues increased by 45% and profits were up by 54%. Fully diluted earnings per share were $1.11 ($0.83 US) in 2003, versus $0.73 ($0.47 US) for last year.

Mr. John Bennett, Chairman and Chief Executive Officer of Bennett Environmental Inc. stated, “I am pleased with the results of the quarter and for the full year. Overall, 2003 has been a very successful year. Our core soil treatment business continues to experience rapid growth which is reflected in both the quarter and the full year financial results being much higher than the corresponding period in the prior year despite the 20% increase in the value of the Canadian dollar. We received new contracts and are currently executing on many large soil remediation contracts that will be continuing throughout 2004. The integration into our business of Material Resource Recovery is now complete, after its acquisition in late 2002. This company has made a significant financial contribution to earnings in 2003 and just as importantly, has broadened our service offering to include PCB contaminated construction debris, metal, wood and PCB ballasts and transformers. Our recent acquisition of ELI Ecologic International Inc. on November 30, 2003 will again broaden our services to include the non-thermal treatment of ozone depleting gases and hazardous liquids as we continue our commitment to finding alternative solutions for the elimination of hazardous products from the environment.”

Mr. Bennett added, “Demand for treatment services remains high and to meet this demand, our plans are to continue to maximize production at our Saint Ambroise facility and to open our new treatment plant in Belledune, New Brunswick. Construction on the Belledune plant is progressing on schedule and is more than 65% complete. Following successful source testing and an operational permit, full production is anticipated by mid-year 2004.”

Danny Ponn, Chief Operating Officer of Bennett Environmental Inc. added, “The plant at Saint Ambroise, Quebec continues to operate well and treated approximately 24,000 tonnes, a new record, during the quarter. This year we processed approximately 75,000 tonnes at the Saint Ambroise facility, another record.”

Results of Operations

The Company’s operating costs of $10,775,516 for the fourth quarter were higher than the $7,165,403 for the same period last year and reflect the higher plant utilization in the quarter in addition to costs used to generate non-processing revenues. In total, 24,000 tonnes of soil was

Bennett Environmental Press Release	Page 1 of 6 PR 136 – 2004 02 12

For Immediate Release

processed in the quarter compared to 16,000 tonnes for the same period last year. Total production in 2003 was approximately 75,000 tonnes versus 55,000 tonnes in 2002. Administrative and Business Development costs of $2,336,658 for the quarter were lower than $3,140,399 from the same period last year due to the timing of a management incentive accrual in Q4 2002, however, on a full year basis, the Administration and Business Development expenses of $7,887,987 were slightly higher than the $7,787,483 incurred last year. Amortization was $1,800,326 for the year and reflects the increase in depreciation for the new storage facility constructed at the Saint Ambroise plant in mid 2003. Included in Other Income is a gain of $1,316,936. This is due to an accelerated payout in the take or pay agreement with IT Corporation due to a court approved settlement of debt owing to IT Corp. Normally this amount would have been included in earnings each quarter until December 2005.

Overall in 2003, 34% of sales were to customers domiciled in the United States where billings to these customers are in US dollars. The 20% increase in the value of the Canadian dollar relative to US currency experienced throughout 2003 has negatively impacted sales revenues, margins and earnings. The Company believes that the exchange rates have stabilized at around $1.00 Can equals $0.76 US and no further significant variations are foreseen in the near future.

Cash balances of $12,586,353 have increased by $113,909 from the prior quarter and have decreased by $6,681,286 from the same period last year. The Company invested $3,516,569 in permitting activities during the year and has purchased $11,316,302 in new capital assets, including approximately $4.0 million for the addition of a new storage facility at the Saint Ambroise plant and $5.8 million for the construction of the new Belledune, New Brunswick plant. Accounts receivable of $29,012,175 has increased by $16,506,230 and reflects a high level of $19.0 million relating to work completed for the Government of Canada as part of the negotiated payment schedule on the Saglek Labrador project. This amount will be paid over the next three quarters.

The Company is confident in achieving the analyst E.P.S. consensus of $1.45 to $1.55 for 2004 recognizing that due to the recent financing that was completed on February 3, 2004, the fully diluted shares outstanding including warrants now stands at 19.0M.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Bennett Environmental Press Release	Page 2 of 6 PR 136 – 2004 02 12

For Immediate Release

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 3 of 6 PR 136 – 2004 02 12

For Immediate Release

Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31, 2003 and 2002

	2003	2002

Assets
Current assets
Cash and cash equivalents	$12,586,353	$19,267,639
Accounts receivable	29,012,175	12,505,945
Work-in-progress	151,893	411,051
Prepaid expenses and other	2,154,983	1,177,214

	43,905,404	33,361,849
Investment	568,193	851,395
Capital assets, net of amortization	23,779,384	14,263,408
Other assets, net of amortization	6,777,953	3,261,384
Goodwill	646,638	646,638

	$75,677,572	$52,384,674

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$9,964,937	$7,882,670
Income taxes payable	2,961,632	5,862,523
Deferred revenue	814,409	95,428
Current portion of long-term debt	4,601	1,315,023

	13,745,579	15,155,642
Future income tax liability	2,616,861	895,738
Long-term debt	417,143	829,434
Shareholders’ equity
Share capital	27,903,869	23,882,001
(Common shares outstanding 17,145,789 (2002 – 16,508,739))
Retained Earnings (Deficit)	30,994,120	11,621,859

	58,897,989	35,503,860
	$75,677,572	$52,384,674

Bennett Environmental Press Release	Page 4 of 6 PR 136 – 2004 02 12

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
Year ended December 31, 2003 and 2002

	12 months	12 months	3 months	3 months
	31-Dec-03	31-Dec-02	31-Dec-03	31-Dec-02

			(unaudited)	(unaudited)
Sales	$69,806,526	$48,103,845	$21,984,054	$18,807,941
Interest and other income	2,464,363	1,749,799	1,921,017	1,218,706

	72,270,889	49,853,644	23,905,071	20,026,647
Expenses
Operating costs	32,419,935	20,228,636	10,775,516	7,165,403
Administration and business development	7,887,987	7,787,483	2,336,658	3,140,399
Amortization	1,800,326	1,398,449	287,287	472,250
Interest expenses	156,675	214,934	70,390	68,006

	42,264,923	29,629,502	13,469,851	10,846,058

Earnings before income taxes	30,005,966	20,224,143	10,435,220	9,180,589
Income tax expense
Current	8,912,582	7,115,875	2,622,019	3,085,814
Future	1,721,123	565,417	1,416,123	638,415

	10,633,705	7,681,292	4,038,142	3,724,229
Net earnings	19,372,261	12,542,851	6,397,078	5,456,360
Retained Earnings (Deficit), beginning of period	11,621,859	(144,818)	24,597,042	6,147,386
Shares purchased in excess of assigned value	—	(776,174)	—	18,113

Retained Earnings (Deficit), end of period	$30,994,120	$11,621,859	$30,994,120	$11,621,859

Basic earning per share	$1.15	$0.78	$0.38	$0.33

Fully diluted earnings per share	$1.11	$0.73	$0.36	$0.31

Bennett Environmental Press Release	Page 5 of 6 PR 136 – 2004 02 12

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2003 and 2002

	12 months	12 months	3 months	3 months
	2003	2002	31-Dec-03	31-Dec-02

			(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
Operations
Net earnings	$19,372,261	$12,542,851	$6,397,078	$5,456,360
Items not involving cash
Unrealized foreign exchange gain	—	304,074	—	304,074
Loan settlement	(1,316,936)	106,390	(1,316,936)	106,390
Amortization	1,800,326	1,398,449	287,287	472,250
Equity investment loss	133,202	13,605	133,202	13,605
Loss of disposal of assets	—	54,731	—	54,731
Stock-based compensation	—	18,113	—	—
Future income taxes	1,721,123	(181,787)	1,416,123	(108,789)

	21,709,976	14,256,426	6,916,754	6,298,621
Change in non-cash operating working capital
Partial redemption of equity investment	150,000	—	150,000	—
Accounts receivable	(16,506,230)	(1,646,264)	(2,519,562)	958,980
Work-in-progress	259,158	1,292,006	221,628	967,175
Prepaid expenses and other	(977,769)	(1,023,992)	(627,801)	(440,772)
Accounts payable and accrued liabilities	2,801,250	3,800,318	3,738,234	2,597,743
Income taxes payable	(2,900,891)	4,769,942	(1,245,460)	2,660,593

	(17,174,482)	7,192,010	(282,961)	6,743,719
Financing Activities
Repayments of long-term debt	(805,777)	(1,956,988)	(174,246)	(1,547,106)
Note payable	400,000	—	400,000	—
Share capital, issued for cash	4,021,868	3,160,136	2,384,663	413,475
Repurchase of share capital	—	(892,671)	—	—

	3,616,091	310,477	2,610,417	(1,133,631)
Investing Activities
Investments	—	(740,000)	—	—
Purchase of capital assets	(11,316,302)	(3,708,341)	(7,063,195)	(2,071,357)
Increase in permitting costs	(3,516,569)	(1,310,556)	(2,067,106)	(356,429)
MRR acquisition, net of cash received of $289,164	—	227,543	—	227,543

	(14,832,871)	(5,531,354)	(9,130,301)	(2,200,243)
Increase (Decrease) in cash and cash equivalents	(6,681,286)	16,227,559	113,909	9,708,466
Cash and cash equivalents, beginning of period	19,267,639	3,040,080	12,472,444	9,559,173

Cash and cash equivalents, end of period	$12,586,353	$19,267,639	$12,586,353	$19,267,639

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